Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* KOHL, TIMOTHY M.	2. Issuer Name and Ticker or Trading Symbol KNIGHT TRANSPORTATION, INC. (KNGT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) CHIEF FINANCIAL OFFICER
(Last) (First) (Middle) 5601 WEST BUCKEYE ROAD	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 4/21/2003
(Street) PHOENIX, ARIZONA 85043		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.01 per share	04/21/2003		M		7125	A	6.886	13,445	D
Common Stock, par value $0.01 per share	04/21/2003		S		7125	D	22.333	6320	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	6.886	04/21/2003		M			7125	12/18/2000 1	12/17/2007	Common Stock	7125		0	D
Explanation of Responses: 1. The option vests in thirds beginning on December 18, 2000, and is exercisable in thirds beginning on that date.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ TIMOTHY M. KOHL **Signature of Reporting Person	04/22/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2
SPECIAL POWER OF ATTORNEY

                        The undersigned, Timothy M. Kohl, hereby appoints James E. Brophy, III and Brian J. Zavislak, or any one of them, acting alone or in concert, as his attorney-in-fact for the purpose of preparing and signing the undersigned’s name to any Form 4 or 5, or any amendment thereto, required to be filed by me with the Securities and Exchange Commission, pursuant to Section 16(a) of the Securities and Exchange Act of 1934 (the “Act”) with respect to my beneficial ownership of any securities of Knight Transportation, Inc. (the “Company”).  The above named attorneys-in-fact, acting alone or in concert, are authorized on my behalf to complete any such Form 4 or 5, or amendment thereto, and may rely on information I provide telephonically, or otherwise, with respect to my ownership of, and the purchases and sales of, any equity securities of the Company.  This authorization shall expire as of January 15, 2004.

/s/ Timothy M. Kohl
Timothy M. Kohl, Chief Financial Officer
Knight Transportation, Inc.

STATE OF ARIZONA )	Notary Public State of Arizona
) ss.	Maricopa County
County of Maricopa )	Lee-Ann Unser
Expires March 03,2006

The foregoing instrument was acknowledged before me this 23 day of January, 2003, by Timothy M. Kohl.

/s/ Lee-Ann Unser
NOTARY PUBLIC